scythian biosciences corp.

Notice of Special Meeting of Shareholders

NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (the “Shareholders”) of the common shares (the “Common Shares”) of Scythian Biosciences Corp. (the “Company”) will be held at the offices of Gowling WLG (Canada) LLP, 100 King Street West, 16th Floor, Toronto, Ontario on March 7, 2018 at 1:00 pm (Toronto time) for the following purposes:

1.	to consider and, if thought appropriate, pass, with or without variation, a special resolution authorizing an amendment to the Company’s articles to subdivide the Company’s issued and outstanding Common Shares at a ratio of up to eight (8) post-split Common Shares for each one (1) pre-split Common Share, as more particularly set forth in the Circular;

2.	to elect the directors of the Company to serve until the close of the next annual meeting of the Shareholders or until their successors are duly elected or appointed, as more particularly set forth in the accompanying management information circular (the “Circular”);

3.	to consider and, if thought appropriate, to pass an ordinary resolution as more particularly set forth in the Circular, to re-approve the deferred share unit plan of the Company (the “DSU Plan”); and

4.	to transact any other business that may properly come before the Meeting or any adjournment of the Meeting.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Only Shareholders at the close of business on February 5, 2018 (the “Record Date”) are entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.

Shareholders may vote in person at the Meeting or any adjournments or postponements thereof, or they may appoint another person (who need not be a Shareholder) as their proxy to attend and vote in their place.

If you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to TSX Trust Company, at 301-100 Adelaide Street West, Toronto, Ontario, M5H 4H1, no later than 1:00 p.m. (Toronto time) on March 5, 2018, or if the Meeting is postponed, by 1:00 p.m. (Toronto time) on the second business day prior to the date on which the Meeting is reconvened.

DATED this 5th day of February, 2018

By Order of the Board of Directors

/s/ “Jonathan Gilbert”
Jonathan Gilbert
Chief Executive Officer

SCYTHIAN BIOSCIENCES CORP.

366 Bay Street, Suite 200

Toronto, Ontario, M5H 4B2

MANAGEMENT INFORMATION CIRCULAR

As at February 5, 2018

FOR THE SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 7, 2018

soliciation of proxies

This management information circular (this “Circular”) is furnished in connection with the solicitation by the management of Scythian Biosciences Corp. (“Scythian” or the “Company”) of proxies to be used at the special meeting (the “Meeting”) of the holders (the “Shareholders”) of the common shares (the “Common Shares”) of the Company. The Meeting will be held at the offices of Gowling WLG (Canada) LLP, 100 King Street West, 16th Floor, Toronto, Ontario on March 7, 2018 at 1:00 pm (Toronto time), and at all adjournments of the Meeting, for the purposes set out in the notice of the Meeting that accompanies this Circular (the “Notice”). Information contained herein is given as of February 5, 2018 unless otherwise specifically stated.

This Circular applies to the business activities and operations of the Company for the year ended December 31, 2016. In certain instances, this Circular also applies to the business activities and operations of the Company from January 1, 2017 to the date of this Circular to reflect, among other things, the reverse takeover transaction of the Company on August 1, 2017 (the “RTO Transaction”). The RTO Transaction constituted a change of business and a reverse takeover transaction of the Company pursuant to TSX Venture Exchange Policy 5.2 – Changes of Business and Reverse Takeovers.

Solicitation of proxies will be primarily by mail but may also be by telephone, facsimile or in person by directors, officers and employees of Scythian who will not be additionally compensated therefore. In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with brokerage houses and clearing agencies, custodians, nominees, fiduciaries or other intermediaries to send the Notice, the Circular and other meeting materials, if applicable, (collectively the “Meeting Materials”) to the beneficial owners of the Common Shares held of record by such parties. The Company may reimburse such parties for reasonable fees and disbursements incurred by them in doing so. The costs of soliciting proxies will be borne by Scythian. The Company may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from Shareholders in favour of the matters set forth in the Notice.

Appointment and Revocation of Proxies

A Registered Shareholder may vote in person at the Meeting or may appoint another person to represent such Registered Shareholder as proxy and to vote the Common Shares of such Registered Shareholder at the Meeting. In order to appoint another person as proxy, a Registered Shareholder must complete, execute and deliver the form of proxy accompanying this Circular, or another proper form of proxy, in the manner specified in the Notice.

The purpose of a form of proxy is to designate persons who will vote on the Shareholder’s behalf in accordance with the instructions given by the Shareholder in the form of proxy. The persons named in the enclosed form of proxy are officers or directors of the Company. A REGISTERED SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY, TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO BY FILLING IN THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. A Registered Shareholder wishing to be represented by proxy at the Meeting or any adjournment thereof must, in all cases, deposit the completed form of proxy with the Company’s transfer agent and registrar, TSX Trust Company (“TSX Trust”), at 301-100 Adelaide Street West, Toronto, Ontario, M5H 4H1, no later than 1:00 p.m. (Toronto time) on March 5, 2018 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays and holidays, preceding the time of such adjourned Meeting at which the form of proxy is to be used. A form of proxy should be executed by the Registered Shareholder or his or her attorney duly authorized in writing or, if the Registered Shareholder is a company, by an officer or attorney thereof duly authorized.

A Registered Shareholder attending the Meeting has the right to vote in person and, if he or she does so, his or her form of proxy is nullified with respect to the matters such person votes upon at the Meeting and any subsequent matters thereafter to be voted upon at the Meeting or any adjournment thereof.

A Registered Shareholder who has given a form of proxy may revoke the form of proxy at any time prior to using it by: (a) depositing an instrument in writing, including another completed form of proxy, executed by such Registered Shareholder or by his or her attorney authorized in writing or by electronic signature or, if the Registered Shareholder is a Company, by an authorized officer or attorney thereof at, or by transmitting by telephone or electronic means, a revocation signed, subject to the Business Corporations Act (Ontario), by electronic signature, to (i) the registered office of the Company, located at 366 Bay Street, Suite 200, Toronto, Ontario M5H 4B2, at any time prior to 5:00 p.m. (Eastern time) on the last business day preceding the day of the Meeting or any adjournment thereof, or (ii) with the Chairman of the Meeting on the day of the Meeting or any adjournment thereof; or (b) in any other manner permitted by law.

Exercise of Discretion

The Common Shares represented by proxies in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any ballot that may be called for and, if a Registered Shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the Common Shares represented by the proxy shall be voted accordingly. Where no choice is specified, the proxy will confer discretionary authority and will be voted for the election of directors, the amendment to the Company’s articles to subdivide the Company’s issued and outstanding Common Shares and the re-approval of the Company’s deferred share unit plan.

The enclosed form of proxy confers discretionary authority upon the persons named in it with respect to amendments to, or variations of, matters identified in the Notice, and with respect to other matters, if any, which may properly come before the Meeting. At the date of the Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting. However, if any other matters that are not now known to management should properly come before the Meeting, the proxy will be voted on those matters in accordance with the best judgment of the named proxy.

Advice to Beneficial Holders of Common Shares

The information set forth in this section is of significant importance to many Shareholders, as a substantial number of Shareholders do not hold Common Shares in their own name. Only Registered Shareholders or the persons they appoint as their proxies are permitted to attend and vote at the Meeting and only forms of proxy deposited by Registered Shareholders will be recognized and acted upon at the Meeting. Common Shares beneficially owned by a Non-Registered Holder are registered either: (i) in the name of an intermediary (an “Intermediary”) with whom the Non-Registered Holder deals in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) (a “Clearing Agency”) of which the Intermediary is a participant. Accordingly, such Intermediaries and Clearing Agencies would be the Registered Shareholders and would appear as such on the list maintained by TSX Trust. Non-Registered Holders do not appear on the list of the Registered Shareholders maintained by TSX Trust.

Distribution of Meeting Materials to Non-Registered Holders

In accordance with the requirements of NI 54-101, the Company has distributed copies of the Meeting Materials to the Clearing Agencies and Intermediaries for distribution to Non-Registered Holders as well as directly to NOBOs (as defined below).

Non-Registered Holders fall into two categories - those who object to their identity being known to the issuers of securities which they own (“OBOs”) and those who do not object to their identity being made known to the issuers of the securities which they own (“NOBOs”). Subject to the provisions of NI 54-101, issuers may request and obtain a list of their NOBOs from Intermediaries directly or via their transfer agent and may obtain and use the NOBO list for the distribution of proxy-related materials to such NOBOs. If you are a NOBO and the Company or TSX Trust has sent the Meeting Materials directly to you, your name, address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the Common Shares on your behalf.

The Company’s OBOs can expect to be contacted by their Intermediary. The Company does not intend to pay for Intermediaries to deliver the Meeting Materials to OBOs and it is the responsibility of such Intermediaries to ensure delivery of the Meeting Materials to their OBOs.

Voting by Non-Registered Holders

The Common Shares held by Non-Registered Holders can only be voted or withheld from voting at the direction of the Non-Registered Holder. Without specific instructions, Intermediaries or Clearing Agencies are prohibited from voting Common Shares on behalf of Non-Registered Holders. Therefore, each Non-Registered Holder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

The various Intermediaries have their own mailing procedures and provide their own return instructions to Non-Registered Holders, which should be carefully followed by Non-Registered Holders in order to ensure that their Common Shares are voted at the Meeting.

Non-Registered Holders will receive either a voting instruction form or, less frequently, a form of proxy. The purpose of these forms is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

A. Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form (a “VIF”). If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the VIF must be completed, signed and returned in accordance with the directions on the form.

or,

B. Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy that has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must complete and sign the form of proxy and in accordance with the directions on the form.

Voting by Non-Registered Holders at the Meeting

Although a Non-Registered Holder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of an Intermediary or a Clearing Agency, a Non-Registered Holder may attend the Meeting as proxyholder for the Registered Shareholder who holds Common Shares beneficially owned by such Non-Registered Holder and vote such Common Shares as a proxyholder. A Non-Registered Holder who wishes to attend the Meeting and to vote their Common Shares as proxyholder for the Registered Shareholder who holds Common Shares beneficially owned by such Non-Registered Holder, should (a) if they received a VIF, follow the directions indicated on the VIF; or (b) if they received a form of proxy strike out the names of the persons named in the form of proxy and insert the Non-Registered Holder’s or its nominees name in the blank space provided. Non-Registered Holders should carefully follow the instructions of their Intermediaries, including those instructions regarding when and where the VIF or the form of proxy is to be delivered.

All references to Shareholders in the Meeting Materials are to Registered Shareholders as set forth on the list of registered Shareholders as maintained by the TSX Trust, unless specifically stated otherwise.

Voting Securities and Principal Holders of Voting Securities

As of February 5th, 2018, (the “Record Date”), there were a total of 5,523,264 Common Shares issued and outstanding.

Only Registered Shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting. On a show of hands, every Registered Shareholder and proxy holder will have one vote and, on a poll, every Registered Shareholder present in person or represented by proxy will have one vote for each Common Share held.

To the knowledge of the directors and officers of the Company, as of the date hereof, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to the outstanding Common Shares.

Interests of Certain Persons or Companies in Matters to be Acted Upon

Management of the Company is not aware of a material interest, direct or indirect, by way of beneficial ownership of shares or otherwise, of any director or officer of the Company at any time since the beginning of the Company’s last financial year to the date of this Circular, of any proposed nominee for election as a director of the Company, or of any associate or affiliate of any such person, in any matter to be acted upon at the Meeting other than the election of directors.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Stock Split

At the Meeting, Shareholders will be asked to consider and, if thought appropriate, pass a special resolution, authorizing the board of directors of the Company (the “Board”) to effect a stock split of the Company’s issued and outstanding Common Shares at a ratio of eight (8) post-split Common Shares for each one (1) pre-split Common Share, or such other lesser ratio as the Board may determine, and to amend the Company’s articles accordingly (the “Stock Split”). To be effective, the resolution in respect of the Stock Split must be approved by at least two-thirds (2/3) of the votes cast by the holders of Common Shares present at the Meeting in person or represented by proxy.

Effect of Stock Split

If approved and implemented, the Stock Split will occur simultaneously for all of the Company’s issued and outstanding Common Shares. The Stock Split ratio will be the same for all Common Shares, will affect all holders of Common Shares uniformly, and will not affect any Shareholder’s percentage ownership interest in the Company, except to the extent that the Stock Split would otherwise result in any Shareholder owing a fractional Common Share. In the event a Shareholder would be entitled to receive a fractional Common Share after the Stock Split, no such fractional share will be issued. If a Shareholder would otherwise be entitled to a fraction of a Common Share that is less than one half (½) of a Common Share, the fractional Common Share issuable to such Shareholder will be cancelled without payment of any consideration. Each fractional Common Share that is at least one half (½) of a Common Share will be changed to one whole Common Share of the Company.

As the Company currently has an unlimited number of Common Shares authorized for issuance, the Stock Split will not have any effect on the number of Common Shares available for future issuance.

The principal effects of the Stock Split will be that:

●	the number of Common Shares of the Company issued and outstanding will be increased from 5,523,264 Common Shares (as of February 5th, 2018) to approximately 44,186,112 Common Shares (based on a 8:1 stock split ratio) or such other number based on the stock split ratio determined by the Board;

●	the exercise price and/or the number of Common Shares of the Company issuable under any of the Company’s outstanding stock options and any other convertible securities, will be proportionately adjusted upon the Stock Split based on the stock split ratio; and

●	the number of Common Shares reserved for issuance under the Company’s stock option plan and deferred share unit plan will be reduced proportionately based on the stock split ratio.

The Stock Split may result in some Shareholders owning “odd lots” of fewer than 500 Common Shares on a post-Stock Split basis. Odd lots may be more difficult to sell, or require greater transaction costs per Share to sell, than Shares in “board lots” of even multiples of 500 Shares.

Approval of the TSX Venture Exchange (“TSXV”) is required in addition to approval of the Shareholders. However, notwithstanding the approval of the TSXV and the Shareholders, the Board may, in its discretion and without further shareholder action, revoke the Stock Split Resolution (as defined below) and not implement the Stock Split.

Therefore, at the Meeting, Shareholders will be asked to approve a special resolution in the following form (the “Stock Split Resolution”):

“BE IT HEREBY RESOLVED AS A SPECIAL RESOLUTION, THAT:

1.	the Company is hereby authorized to amend its articles to provide that:

a.	the authorized capital of the Company be amended by subdividing all of the issued and outstanding Common Shares of the Company at a ratio of eight (8) post-Stock Split Common Shares for each one (1) pre-Stock Split Common Share, or such other lesser ratio as the board of directors may determine provided that if, as a result of the Stock Split, a Shareholder would otherwise be entitled to a fraction of a Common Share that is less than one half (1/2) of a Share, the fractional Common Share issuable to such Shareholder will be cancelled without payment of any consideration and each fractional Common Share that is at least one half (1/2) of a Common Share will be changed to one whole Common Share; and

b.	the effective date of such Stock Split shall be the date shown in the certificate of amendment issued under the Business Corporations Act (Ontario) or such other date indicated in the articles of amendment;

2.	any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver all such documents and to do all such other acts and things as he or she may determine to be necessary or advisable to give effect to this special resolution including, without limitation, to determine the timing for delivery and effect the delivery of articles of amendment in the prescribed form to the Director appointed under the Business Corporations Act (Ontario), the execution of any such document or the doing of any such other act or thing being conclusive evidence of such determination; and

3.	notwithstanding that this special resolution has been passed by the Shareholders of the Company, the board of directors be and are hereby authorized and empowered, without further approval of the Shareholders of the Company, to determine the Stock Split ratio or revoke this resolution at any time before the certificate of amendment to be issued by the Director upon receipt of such articles of amendment becomes effective.”

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE STOCK SPLIT RESOLUTION. UNLESS INSTRUCTED OTHERWISE, THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE “FOR” THE STOCK SPLIT RESOLUTION.

To be effective, the Stock Split Resolution must be approved by at least two-thirds of the votes cast thereon at the Meeting.

2.	Election of Directors

At the Meeting, Shareholders of the Company will be asked to fix the number of directors of the Company at five (5), and to elect the directors of the Company to hold offices until the next annual meeting of the Company’s Shareholders.

The Board currently consists of five members being Jonathan Gilbert, Victor Neufeld, George Scorsis, Roger Rai, and Gary Leong. At the Meeting it is proposed that the four (4) directors whose names are set out below be elected to the Board. Mr. Neufeld and Mr. Scorsis were appointed to the Board on January 15, 2018 to fill vacancies among the directors upon the resignation of Michael Petter and Peter Benz on January 15, 2018. Ms. Persofsky and Mr. Reid have not previously been elected to the Board. Each director’s term of office will expire at the next annual meeting of Shareholders of the Company or when his or her successor is duly elected or appointed, unless his or her office is vacated earlier in accordance with the articles or by-laws of the Company or he or she becomes disqualified to act as a director of the Company.

The management representatives designated in the form of proxy (or VIF, as applicable) will vote or withhold from voting the Common Shares in respect of which they are appointed by proxy in the election of the nominees for director in accordance with the instructions of the Shareholder as indicated on the proxy or VIF. In the absence of such instructions, such Common Shares will be voted FOR the election of such directors. Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason before the Meeting, the management representatives designated in the form of proxy or VIF reserve the right to vote for another nominee at their discretion. Unless the Shareholder has specified in the enclosed form of proxy that the Common Shares represented by that proxy are to be withheld from voting in the election of directors, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees whose names are set out below.

The following table sets forth certain information regarding each of the proposed directors, as well as information pertaining to Mr. Gilbert, whose term of office as a director will continue after the Meeting. The names of the proposed directors, their municipalities of residence, their proposed positions with the Company, the number and percentage of voting securities of the Company proposed to be beneficially owned by them, directly or indirectly (on a non-diluted basis), or over which control or direction is proposed to be exercised, and their principal occupations during the past five years are as follows:

Name, province or state and country of residence	Proposed Position(s) with the Company	Principal Occupation for Last Five Years	Date became a director	Number and Class of Voting Securities Beneficially Owned or Controlled or Directed (3)
PROPOSED DIRECTORS
Victor Neufeld(1)(2) Lakeshore, Ontario, Canada	Director	CEO and Chair of the Board of Aphria Inc. CEO of Jamieson Laboratories Ltd.	January 15, 2018	Nil

George Scorsis(1)(2) Toronto, Ontario, Canada	Director	CEO and Director of Liberty Health Sciences Inc. President of Red Bull Canada	January 15, 2018	Nil

Renah Persofsy(2) Toronto, Ontario, Canada	Director	Chair of the Board of BookJane, a mobile on-demand senior care and child care start-up. Director of MeazureUp Inc. Executive Consultant at CIBC, Director of Aphria Inc.	N/A	Nil

Rob Reid(1) London, United Kingdom	Director	Co-founder of Prohibition Partners Co-founder of Cannabis Europe, Partner with European Cannabis Holdings Managing Director of Advertising M&A	N/A	Nil
CONTINUING DIRECTOR
Jonathan Gilbert(4) New York, USA	CEO, Director and Chairman	CEO and founder of Scythian Biosciences Inc. Marketing Administrator of Commonwealth Opportunity Capital, LP Registered Representative of Aegis Capital Corp.	August 1, 2017	93,750 1.70%

Notes

(1)	Member of the Audit Committee; Mr. Neufeld is Chair of Audit Committee.

(2)	Member of the Compensation Committee; Mr. Scorsis is Chair of the Compensation Committee.

(3)	The information as to the number of voting securities of the Company beneficially owned, or over which control or direction is exercised, directly or indirectly, by each proposed director, but which are not registered in the name of that director and not being within the knowledge of the Company, has been furnished by the respective proposed director.

(4)	Mr. Gilbert’s term of office will expire at the conclusion of the next annual meeting of Shareholders of the Company or when his successor is duly elected or appointed, unless his office is vacated earlier in accordance with the articles or by-laws of the Company or he becomes disqualified to act as a director of the Company. Mr. Gilbert is also a director and Chief Executive Officer of the Company’s wholly-owned subsidiary, Scythian Biosciences Inc.

Biographical information regarding the proposed directors is set out below.

Victor Neufeld – Director

Mr. Neufeld is the Chief Executive Officer and Chair of the Board of Aphria Inc. (TSX:APH). Mr. Neufeld was formerly a Partner with Ernst & Young LLP, formerly the Chief Executive Officer of Jamieson Laboratories, Canada’s largest manufacturer and distributor of natural vitamins, herbs and botanical medicines. Mr. Neufeld currently sits as the Chair of Enwin Utilities Ltd., a local energy provider and sits on the board of WFCU Credit Union.

George Scorsis – Director

Mr. Scorsis is currently a director and the Chief Executive Officer of Liberty Health Sciences Inc. (CSE:LHS). In his role as Chief Executive Officer of Liberty Health Sciences Inc., Mr. Scorsis leverages his extensive background in managing growth within highly regulated environments to expand Liberty Health Sciences Inc.’s cannabis-related platforms in the United States. Mr. Scorsis served as President of Red Bull Canada from July 2011 until October 2015 and was instrumental in restructuring the organization from a geographical and operational perspective, and growing the business to $150 MM in revenue. In that role, he also worked closely with Health Canada on guidelines regulating the energy drink category. Most recently, Mr. Scorsis was with Mettrum Health Corp. as President and was fundamental in shaping MettrumTM and Mettrum OriginalsTM. Under his leadership, the company was acquired for $430 million. In his role as Chief Executive Officer of Liberty Health Sciences Inc. and as President of Mettrum Health Corp. and Red Bull Canada, Mr. Scorsis was responsible for each company’s financial performance.

Renah Persofsky – Director

Ms. Persofsky has a rich history of investing in early stage start-up companies where she helps mentor CEOs in the art of bringing MVP products to market, and growing their business. She serves as Board Chair for mobile on-demand senior care and child care start-up, BookJane, and is a board member for retail/QSR automation software specialty firm MeazureUp Inc. She is presently an executive consultant in the Innovation Group at CIBC. Ms. Persofsky is currently on the board of directors of Aphria Inc. (TSX:APH).

Rob Reid – Director

Mr. Reid is a leading business figure in Europe’s legal cannabis industry. He is co-founder of Prohibition Partners, a company that provides market data and intelligence to investors, entrepreneurs and regulators. He is also co-founder of Cannabis Europa, a conference series that will focus on the science and policy required to shape the future of Europe’s medical cannabis industry. He is a partner of European Cannabis Holdings, a private investment firm focused on building out ancillary assets across the region. Mr. Reid has served as Managing Director at Advertising M&A, a global M&A consultancy for the digital and creative sectors. Previously, he ran one of Europe’s leading digital marketing agencies where he spent 14 years working across regulated sectors for clients such as Diageo, RBS and Coca-Cola. He completed a successful exit from that business in 2014.

Corporate Cease Trade Orders or Bankruptcies

No proposed director, within 10 years before the date of this Circular, has been a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (collectively, an “Order”) and that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director, within 10 years before the date of this Circular, has been a director or executive officer of any company that, while the proposed director was acting in that capacity, or within a year of the proposed director ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Personal Bankruptcies

None of the directors of the Company have, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person.

Penalties and Sanctions

None of the directors of the Company have been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or have entered into a settlement agreement with a securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

The foregoing information has been furnished by the respective proposed directors.

The Shareholders will be asked at the Meeting to consider and, if thought appropriate, to pass with or without variation an ordinary resolution to approve, fixing the Board at five (5) members, electing five (5) directors individually and not as a slate to the Board, the text of which is as follows:

“BE IT HEREBY RESOLVED AS AN ORDINARY RESOLUTOIN, THAT:

1.	the election of each of Victor Neufeld, George Scorsis, Renah Persofsky, and Rob Reid as directors of the Company to hold office until the next annual meeting of the Shareholders or until their successors are elected or appointed, is hereby approved.”

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF THE ABOVE-NAMED NOMINEES, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. Management has no reason to believe that any of the nominees will be unable to serve as a director but, IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR A SUBSTITUTE NOMINEE UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.

3.	Approval of deferred share unit plan

The Company currently has in place a deferred share unit plan (“DSU Plan”), which was approved by the Shareholders on May 31, 2017. The DSU Plan is intended to strengthen the alignment of interests between the DSU Participants (as defined below) and the Shareholders by linking a portion of annual compensation, as determined by the Board, from time to time, to the future value of the Common Shares. In addition, the DSU Plan was adopted for the purpose of advancing the interests of the Company through the motivation, attraction and retention of directors, officers and employees of the Company and its affiliates, it being generally recognized that the DSU Plan will aid in attracting, retaining and encouraging director, officer and employee commitment and performance due to the opportunity offered to them to receive compensation in line with the value of the Common Shares. The principal features of the DSU Plan are described in more detail below under the heading “Statement of Executive Compensation – Stock Option Plan and Other Incentive Plans”.

Pursuant to the DSU Plan, the Board may, from time to time, in its discretion and in accordance with TSXV requirements, grant to directors, officers and full-time employees of the Company and its affiliates (collectively, the “DSU Participants”), deferred share units of the Company (the “DSUs”), representing the right of the DSU Participant to receive one previously unissued Common Share or cash equivalent (a “DSU Payment”) for each whole vested DSU held by such DSU Participant.

The maximum number of Common Shares which may be awarded under the DSU Plan shall not exceed 200,000 of the then issued and outstanding Common Shares pursuant to the DSU Plan (together with any other share-based compensation arrangement of the Company).

The aggregate number of Common Shares issuable to all DSU Participants retained to provide activities, by or on behalf of the Company or a Shareholder, that promote or could reasonably be expected to promote the sale of securities of the Company pursuant to the DSU Plan (or any other security-based compensation plans, including the Company’s Stock Option Plan (as defined below)) must not exceed 2% of the issued and outstanding Common Shares in any 12 month period, calculated at the DSU Grant Date. In addition, unless the Company has received disinterested shareholder approval to do so, (i) the aggregate number of Common Shares issuable to insiders under the DSU Plan (or any other security-based compensation plans, including the Company’s Stock Option Plan) shall not exceed 10% of the outstanding Common Shares at the DSU Grant Date; (ii) the aggregate number of Common Shares issuable to insiders in any 12-month period under the DSU Plan (or any other security-based compensation plans, including the Company’s Stock Option Plan) shall not exceed 10% of the outstanding Common Shares at the DSU Grant Date; and (iii) the aggregate number of Common Shares issuable to any one DSU Participant pursuant to the DSU Plan (or any other security-based compensation plans, including the Company’s Stock Option Plan) in a 12 month period must not exceed 5% of the issued and outstanding Common Shares, calculated on the DSU Grant Date.

The Company wishes to amend the maximum number of Common Shares issuable pursuant to the DSU Plan such that the maximum number of Common Shares issuable pursuant to outstanding DSUs shall be limited to 10% of the aggregate number of issued and outstanding Common Shares, less the number of Common Shares issuable pursuant to all other security based compensation arrangements.

The Company wishes to amend the DSU Plan such that unless the Company has received disinterested shareholder approval to do so, the number of Common Shares issuable to insiders, at any time, under all security based compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares.

The Company wishes to amend the DSU Plan such that unless the Company has received disinterested shareholder approval to do so, the number of Common Shares issuable to insiders, within any on year period, under all security based compensation arrangements shall not exceed 10% of the issued and outstanding Common Shares.

The proposed deferred share unit plan (the “Proposed DSU Plan”) is a “rolling” deferred share unit plan and, under Policy 4.4 of the TSXV, a company listed on the TSXV is required to obtain the approval of its shareholders for a “rolling” deferred share unit plan.

The summary of the Proposed DSU Plan is qualified in its entirety by the full text of the Proposed DSU Plan as set out in Schedule “A” hereto.

Accordingly, the shareholders will be asked to approve the following resolution:

“BE IT HEREBY RESOLVED AS AN ORDINARY RESOLUTION, THAT:

1.	subject to the approval of the TSX Venture Exchange (the “TSXV”), the deferred share unit plan of the Company (the “DSU Plan”), a copy of which is attached at Schedule “A” to the accompanying management information circular dated February 5th, 2018 with any changes as may be required by the TSXV, be and is hereby ratified, confirmed and approved.”

In accordance with the policies of the TSXV, the DSU Plan must be approved by the majority of votes cast at the Meeting on the resolution.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE APPROVAL OF THE DSU PLAN UNLESS A SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER COMMON SHARES ARE TO BE VOTED AGAINST SUCH RESOLUTION.

STATEMENT OF EXECUTIVE COMPENSATION

Under applicable securities legislation, the Company is required to disclose certain financial and other information relating to the compensation of the Chief Executive Officer, the Chief Financial Officer and the most highly compensated executive officer of the Company as at the date of this Circular whose total compensation was more than $150,000 for the financial year of the Company ended December 31, 2016 (collectively the “Named Executive Officers”) and for the directors of the Company.

Summary Compensation Table

The following table (presented in accordance with Form 51-102F6V—Statement of Executive Compensation—Venture Issuers (“Form 51-102F6V”) under National Instrument 51-102—Continuous Disclosure Obligations) (“NI 51-102”) sets out all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries from August 1, 2017 to January 31, 2018, in respect of the Chief Executive Officer, the Chief Financial Officer and the most highly compensated executive officer of the Company other than (the “Named Executive Officers”), as well as the directors of the Company.

TABLE OF COMPENSATION EXCLUDING COMPENSATION SECURITIES
Name and Position	Year	Salary, Consulting Fee, Retainer or Commission ($)	Bonus ($)	Committee or Meeting Fees ($)	Value of Perquisites ($)	Value of all Other Compensation ($)	Total Compensation ($)

Jonathan Gilbert(1) Chief Executive Officer, Director	2017	125,000	Nil	Nil	18,642	Nil	143,642

Jonathan Held(1) Chief Financial Officer	2017	60,000	Nil	Nil	Nil	Nil	60,000

David Schrader(1) Chief Operating Officer	2017	89,975	Nil	Nil	18,642	Nil	108,617

Roger Rai(1) Director	2017	Nil	Nil	Nil	Nil	Nil	Nil

Gary Leong(1) Director	2017	Nil	Nil	Nil	Nil	Nil	Nil

Michael Petter(1)(2) Director	2017	Nil	Nil	Nil	Nil	Nil	Nil

Peter Benz(1)(2) Director	2017	Nil	Nil	Nil	Nil	Nil	Nil

Victor Neufeld(3) Director	2017	Nil	Nil	Nil	Nil	Nil	Nil

George Scorsis(3) Director	2017	Nil	Nil	Nil	Nil	Nil	Nil

Notes

(1)	Mr. Gilbert, Mr. Held, Mr. Schrader, Mr. Rai, Mr. Leong, Mr. Petter and Mr. Benz were appointed as directors and officer of the Company on August 1, 2017 following the RTO Transaction.

(2)	Mr. Petter resigned as a director on January 15, 2018. Mr. Benz resigned as a director on January 15, 2018.

(3)	Mr. Neufeld was appointed as a director on January 15, 2018. Mr. Scorsis was appointed as a director on January 15, 2018.

The following table (presented in accordance with Form 51-102F6V—Statement of Executive Compensation—Venture Issuers (“Form 51-102F6V”) under National Instrument 51-102—Continuous Disclosure Obligations) (“NI 51-102”) sets out all direct and indirect compensation for, or in connection with, services provided to the Company and its subsidiaries for the financial years ended 2015, 2016 and the dated January 1, 2017 to July 31, 2017 in respect of the Chief Executive Officer, the Chief Financial Officer and the most highly compensated executive officer of the Company other than (the “Named Executive Officers”), as well as the directors of the Company.

TABLE OF COMPENSATION EXCLUDING COMPENSATION SECURITIES(1)
Name and position	Year	Salary, consulting fee, retainer or commission ($)	Bonus ($)	Committee or meeting fees ($)	Value of perquisites ($)	Value of all other compensation ($)	Total compensation ($)
Patrick Mohan(2) President, Chief Executive Officer and Director	2017 2016 2015	Nil Nil 60,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 60,000
Harvey Johnson(3) Chief Financial Officer	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Arvin Ramos(3) Chief Financial Officer	2017 2016 2015	Nil Nil —	Nil Nil —	Nil Nil —	Nil Nil —	Nil Nil —	Nil Nil —
James Fairbairn Director	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Richard Kellam(4) Director	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Andrew Budning(5) Director	2017 2016 2015	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Stock Options and Other Compensation Securities

The following table discloses all compensation securities granted or issued to each director and named executive officer of the Company since January 1, 2017 to the date of this Circular.

COMPENSATION SECURITIES
Name and Position	Number of Compensation Securities, Number of Underlying Securities, and Percentage of Class	Date of Issue or Grant	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant(1)	Closing Price of Security or Underlying Security at Year End	Expiry Date
Jonathan Gilbert(2) Chief Executive Officer, Director	93,750 Common Shares (1.70%)	August 1, 2017	$8.00	N/A	N/A	N/A
	50,000 options (14.9%)	August 1, 2017	$8.00	N/A	N/A	August 1, 2022
	31,250 DSUs (15.63%)	August 1, 2017	N/A	N/A	N/A	N/A
	8,750 options (2.61%)	December 11, 2017	$8.65	$8.65	N/A	December 11, 2022
	41,250 DSUs (20.63%)	December 11, 2017	N/A	$8.65	N/A	N/A
Jonathan Held(3) Chief Financial Officer	12,500 DSUs (6.25%)	August 1, 2017	N/A	N/A	N/A	N/A
	15,000 DSUs (7.5%)	December 11, 2017	N/A	$8.65	N/A	N/A
David Schrader(4) Chief Operating Officer	12,500 Common Shares (0.23%)	August 1, 2017	$8.00	N/A	N/A	N/A
	62,500 options (18.62%)	August 1, 2017	$0.20	N/A	N/A	January 30, 2020
	12,500 options (3.72%)	August 1, 2017	$8.00	N/A	N/A	August 1, 2022
Roger Rai(5) Director	25,000 Common Shares (0.45%)	August 1, 2017	$8.00	N/A	N/A	N/A
	25,000 DSUs (12.5%)	August 1, 2017	N/A	N/A	N/A	N/A
Gary Leong(6) Director	25,000 DSUs (12.5%)	August 1, 2017	N/A	N/A	N/A	N/A
Michael Petter(7) Director	5,000 DSUs (2.5%)	August 1, 2017	N/A	N/A	N/A	N/A
	20,000 DSUs (10%)	August 10, 2017	N/A	N/A	N/A	N/A
Peter Benz(8) Director	12,500 DSUs (6.25%)	August 1, 2017	N/A	N/A	N/A	N/A
	12,500 DSUs (6.25%)	August 10, 2017	N/A	$7.80	N/A	N/A
Victor Neufeld(9) Director	40,000 options (11.92%)	January 15, 2018	$18.63	$18.63	N/A	January 15, 2023
George Scorsis(10) Director	30,000 options (8.94%)	January 15, 2018	$18.63	$18.63	N/A	January 15, 2023

Notes:

(1)	The Common Shares were halted on February 16, 2017 pending approval of the RTO Transaction by the TSXV. The Common Shares resumed trading on the TSXV on August 8, 2017.

(2)	Mr. Gilbert owns and aggregate of 93,750 Common Shares, 58,750 options and 72,500 DSUs. Each option is exercisable into one Common Share and each DSU is convertible into one previously unissued Common Share or cash equivalent for each whole vested DSU held. The 50,000 options vest and become exercisable as follows: (i) 16,669 options vest on August 1, 2017; (ii) 16,669 options vest on August 1, 2018; and (iii) 16,662 options vest on August 1, 2019. All 50,000 options vest upon a change of control of the Company. All 8,750 options vested on issuance. 50,000 options and 31,250 DSUs are subject to the terms and conditions of a Form 5D – Surplus Security Escrow Agreement (the “Surplus Escrow Agreement”) with the Company and TSX Trust Company (the “Escrow Agent”) dated August 3, 2017. Under the terms of the Surplus Escrow Agreement, 5% of the Surplus Escrow Securities were released from escrow on September 6, 2017, with an additional 5% released on the date 6 months following August 4, 2017 – the date of the final TSXV bulletin (the “Bulletin”), an additional 10% released on the dates 12 and 18 months following the date of the Bulletin, an additional 15% released on the dates 24 and 30 months following the date of the Bulletin, and an additional 40% released on the date 36 months following the date of the Bulletin.

(3)	Mr. Held owns an aggregate of 27,500 DSUs, DSU is convertible into one previously unissued Common Share or cash equivalent for each whole vested DSU held. 12,500 DSUs are subject to the terms and conditions of the Surplus Escrow Agreement.

(4)	Mr. Schrader owns an aggregate of 12,500 Common Shares and 75,000 options. Each option is exercisable into one Common Share. 62,500 options are fully vested. 12,500 options vest and become exercisable as follows: (i) 4,166 options vest on August 1, 2017; (ii) 4,166 options vest on August 1, 2018; and (iii) 4,168 options vest on August 1, 2019. All 12,500 options vest upon a change of control of the Company. 62,500 options are subject to the terms and conditions of the Surplus Escrow Agreement.

(5)	Mr. Rai owns an aggregate of 25,000 Common Shares and 25,000 DSUs. Each DSU is convertible into one previously unissued Common Share or cash equivalent for each whole vested DSU held. The 25,000 DSUs are subject to the terms and conditions of the Surplus Escrow Agreement.

(6)	Mr. Leong owns an aggregate of 25,000 DSUs. Each DSU is convertible into one previously unissued Common Share or cash equivalent for each whole vested DSU held. The 25,000 DSUs are subject to the terms and conditions of the Surplus Escrow Agreement.

(7)	Mr. Petter owns an aggregate of 25,000 DSUs. Each DSU is convertible into one previously unissued Common Share or cash equivalent for each whole vested DSU held. 5,000 DSUs are subject to the terms and conditions of the Surplus Escrow Agreement. 20,250 DSUs were converted to Common Shares following Mr. Petter’s resignation on January 15, 2018.

(8)	Mr. Benz owns an aggregate of 25,000 DSUs. Each DSU is convertible into one previously unissued Common Share or cash equivalent for each whole vested DSU held. 12,500 DSUs are subject to the terms and conditions of the Surplus Escrow Agreement. 13,125 DSUs were converted to Common Shares following Mr. Benz’s resignation on January 15, 2018.

(9)	Mr. Neufeld owns an aggregate of 40,000 options. Each option is exercisable for one Common Share. The 40,000 options are fully vested.

(10)	Mr. Scorsis owns an aggregate of 30,000 options. Each option is exercisable for one Common Share. The 30,000 options are fully vested.

The following table discloses all exercises by a director or named executive officer of compensation securities from January 1, 2017 to the date of this Circular.

Exercise of Compensation Securities by Directors and NEOs
Name and Position	Type of compensation security	Number of underlying securities exercised	Exercise price per security ($)	Date of Exercise	Closing price per security on date of exercise ($)	Difference between exercise price and closing price on date of exercise ($)	Total value on exercise date ($)
Michael Petter Director	DSU	25,000	N/A	January 26, 2018	$32.89	N/A	$822,250
Peter Benz Director	DSU	25,000	N/A	January 26, 2018	$32.89	N/A	$822,250

No compensation securities were granted or issued to any Named Executive Officer or to any director of the Company during the most recently completed financial year of the Company for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiaries.

No compensation securities were exercised by any Named Executive Officer or any director of the Company during the most recently completed financial year of the Company.

Stock Option Plans and Other Incentive Plans

Stock Option Plan

The Company has in place a “rolling” stock option plan (the “Stock Option Plan”) which was re-approved by the Shareholders on May 31, 2017. The purpose of the Stock Option Plan is to, among other things, encourage Common Share ownership in the Company by directors, officers, employees and persons engaged to provide ongoing management and consulting services (“service providers”). The number of Common Shares reserved for issue under the Stock Option Plan may not exceed 10% of the issued and outstanding Common Shares of the Company at any given time. The options granted under the Stock Option Plan are non-assignable and may be granted for a term not exceeding ten years. Options may be granted under the Stock Option Plan only to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the Common Shares may be listed or may trade from time to time. The exercise price of options issued under the Stock Option Plan may not be less than the market price of the Common Shares at the time the option is granted, subject to any discounts permitted by applicable legislative and regulatory requirements.

The Stock Option Plan contains the following restrictions as to insider and individual eligibility thereunder: (i) the maximum number of Common Shares which may be reserved for issuance to insiders under the Stock Option Plan, any other employer stock option plans or options for services, shall be 10% of the Common Shares issued and outstanding at the time of the grant (on a non-diluted basis); (ii) the maximum number of options which may be granted to insiders under the Stock Option Plan, any other employer stock option plans or options for services, within any 12 month period, shall be 10% of the Common Shares issued and outstanding at the time of the grant (on a non-diluted basis); and (iii) the maximum number of Common Shares which may be issued to any one optionee, together with any other previously established or proposed share compensation arrangements, within a one year period shall be 5% of the Common Shares outstanding at the time of the grant (on a non-diluted basis). The maximum number of stock options which may be granted to any one consultant under the Stock Option Plan, any other employer stock options plans or options for services, within any 12 month period, must not exceed 2% of the Common Shares issued and outstanding at the time of the grant (on a non-diluted basis). The maximum number of stock options which may be granted to “investor relations persons” under the Stock Option Plan, any other employer stock options plans or options for services, within any 12 month period must not exceed, in the aggregate, 2% of the Common Shares issued and outstanding at the time of the grant (on a non-diluted basis).

The Company has no equity compensation plans other than the Stock Option Plan.

Deferred Share Unit Plan

The Company has in place a DSU Plan, which was approved by the Shareholders on May 31, 2017. The DSU Plan is intended to strengthen the alignment of interests between the DSU Participants (as defined below) and the Shareholders by linking a portion of annual compensation, as determined by the Board, from time to time, to the future value of the Common Shares. In addition, the DSU Plan was adopted for the purpose of advancing the interests of the Company through the motivation, attraction and retention of directors, officers and employees of the Company and its affiliates, it being generally recognized that the DSU Plan will aid in attracting, retaining and encouraging director, officer and employee commitment and performance due to the opportunity offered to them to receive compensation in line with the value of the Common Shares.

Pursuant to the DSU Plan, the Board may, from time to time, in its discretion and in accordance with TSXV requirements, grant DSU Participants deferred share units of the Company DSUs, representing the right of the DSU Participant to receive one previously unissued Common Share or cash equivalent (a “DSU Payment”) for each whole vested DSU held by such DSU Participant.

The maximum number of Common Shares which may be awarded under the DSU Plan shall not exceed 200,000 of the then issued and outstanding Common Shares pursuant to the DSU Plan (together with any other share-based compensation arrangement of the Company, including the Stock Option Plan

Subject to the terms of the DSU Plan and the compensation policies of the Company, the number of DSUs to be granted and issued to each DSU Participant on each DSU Grant Date shall be calculated by reference to (i) the dollar amount of the DSU Participant’s remuneration as determined by the Board or the Company for the year that will be satisfied by such DSUs, and (ii) the last closing price of the Common Shares immediately prior to the relevant DSU Grant Date. The Board may, subject to applicable securities laws, also make additional determinations from time to time with respect to the number of DSUs to be issued, and the DSU Grant Date of DSUs to new DSU Participants appointed or hired from time to time, as the case may be. On each DSU Grant Date, the number of DSUs so determined by the Board shall be granted by the Company to such DSU Participant without any further action being required by any of them.

Upon a DSU Participant’s death, or retirement from, or loss of office or employment with the Company (the “Termination Date”), the Company shall satisfy the DSU Payment for such DSU Participant by either (i) issuing to such DSU Participant one Common Share for each vested outstanding DSU held by such DSU Participant on such relevant Termination Date, or (ii) paying an amount in cash equivalent to the number of outstanding DSUs held by such DSU Participant multiplied by the last closing price of the Common Shares immediately prior to the Termination Date for such DSU Participant, subject to applicable deductions. Where DSUs have been granted to a DSU Participant with reference to his or her remuneration for a year, in the event such DSU Participant resigns or is otherwise no longer eligible under the DSU Plan, as the case may be, during that year, such DSUs will only partially vest and the DSU Participant will only be entitled to a pro-rated DSU Payment in respect of such DSUs.

The aggregate number of Common Shares issuable to all DSU Participants retained to provide activities, by or on behalf of the Company or a Shareholder, that promote or could reasonably be expected to promote the sale of securities of the Company pursuant to the DSU Plan (or any other security-based compensation plans, including the Company’s Stock Option Plan) must not exceed 2% of the issued and outstanding Common Shares in any 12 month period, calculated at the DSU Grant Date. In addition, unless the Company has received disinterested shareholder approval to do so, (i) the aggregate number of Common Shares issuable to insiders under the DSU Plan (or any other security-based compensation plans, including the Company’s Stock Option Plan) shall not exceed 10% of the outstanding Common Shares at the DSU Grant Date; (ii) the aggregate number of Common Shares issuable to insiders in any 12-month period under the DSU Plan (or any other security-based compensation plans, including the Company’s Stock Option Plan) shall not exceed 10% of the outstanding Common Shares at the DSU Grant Date; and (iii) the aggregate number of Common Shares issuable to any one DSU Participant pursuant to the DSU Plan (or any other security-based compensation plans, including the Company’s Stock Option Plan) in a 12 month period must not exceed 5% of the issued and outstanding Common Shares, calculated on the DSU Grant Date.

Under no circumstances shall DSUs be considered Common Shares nor shall they entitle any DSU Participant to exercise voting rights or any other rights attaching to the ownership of common shares of the Company nor shall any DSU Participant be considered a Shareholder by virtue of the award of DSUs.

The rights or interests of a DSU Participant under the DSU Plan are not assignable or transferable, otherwise than by will or the laws governing the devolution of property in the event of death. Further, such rights or interests are not to be encumbered.

The Board may from time to time amend, suspend or terminate the DSU Plan in whole or in part without further shareholder approval; however, the DSU Plan sets out what the Board may and may not do, without obtaining the approval of Shareholders, in respect of amendments to the DSU Plan.

Employment, Consulting and Management Agreements

Effective August 1, 2017, the Company entered into an employment agreement with Jonathan Gilbert which has an initial term of three (3) years, as well as automatic renewals for subsequent terms of one (1) year unless either party provides a notice of non-renewal, and provides for his employment as Chief Executive Officer. The agreement provides Mr. Gilbert with an annual base salary of $250,000, increasing $20,000 annually, an annual bonus equal to the greater of (i) 0.5% of the Company’s gross revenue for each calendar year or portion thereof during which Mr. Gilbert is employed up to and including his employment termination date or (ii) 15% of Mr. Gilbert’s annual base salary for the concluding year, and participation in stock option and/or equity stock ownership programs for ownership in the Company. The agreement protects Mr. Gilbert’s base salary against foreign exchange risk. Mr. Gilbert will receive a bonus of $50,000 upon (i) any new drug research and development program instituted by the Company, and (b) the grant of an IND by the United States Food and Drug Administration (“FDA”) in connection with each drug development project. Mr. Gilbert will also receive a bonus of $100,000 for each drug development project that results in the Company being awarded a new drug application (“NDA”) by the US FDA.

Mr. Gilbert’s agreement provides for severance and constructive dismissal pay (“Termination Compensation”) of 18 months’ compensation in accordance with the terms of the agreement. Mr. Gilbert’s Termination Compensation will increase by 1 month for each year of service completed after the second anniversary date of the Executive Consultant Agreement between the Company and Adroit Services Ltd. dated December 4, 2014, with maximum Termination Compensation of 24 months. Any lock-up restrictions Mr. Gilbert has agreed to relating to the sale of stock and options will be released on termination of his employment with the Company. Mr. Gilbert’s employment agreement is silent as to a change of control.

Effective August 1, 2017, the Company entered into an employment agreement with David Schrader which has an initial term of three (3) years, as well as automatic renewals for subsequent terms of one (1) year unless either party provides a notice of non-renewal, and provides for his employment as Chief Operating Officer. The agreement provides for compensation with respect to Mr. Schrader’s annual base salary of $180,000, increasing $20,000 annually, an annual bonus equal to the greater of (i) 0.5% of the Company’s gross revenue for each calendar year or portion thereof during which Mr. Schrader is employed up to and including his employment termination date or (ii) 15% of Mr. Schrader’s annual base salary for the concluding year, and participation stock option and/or equity stock ownership programs for ownership in the Company. The agreement protects Mr. Schrader’s base salary against foreign exchange risk. Mr. Schrader will receive a bonus of $50,000 upon (i) any new drug research and development program instituted by the Company, and (b) the grant of an IND by the United States FDA in connection with each drug development project. Mr. Schrader will also receive a bonus of $100,000 for each drug development project that results in the Company being awarded an NDA by the United States FDA.

Mr. Schrader’s agreement provides for Termination Compensation of 18 months’ compensation in accordance with the terms of the agreement. Mr. Schrader’s Termination Compensation will increase by 1 month for each year of service completed after the second anniversary date of the Executive Consultant Agreement between the Company and Haven, Astor & Block, LLC dated April 1, 2015, with maximum Termination Compensation of 24 months. Any lock-up restrictions Mr. Schrader has agreed to relating to the sale of stock and options will be released on termination of his employment with the Company. Mr. Schrader’s employment agreement is silent as to a change of control.

Effective August 1, 2017, the Company entered into a consulting agreement with ALOE Finance Inc. for the services of Jonathan Held to act as the Chief Financial Officer. The term of the agreement is one (1) year and automatically renews for subsequent one (1) year periods unless either the Company or ALOE Finance Inc. provides a notice of non-renewal. The consulting agreement provides for a monthly retainer fee of $10,000 which is prorated for partial months of services. In the event the Company declines to renew the term of the agreement or terminates the agreement for convenience, or ALOE Finance terminates the agreement upon a change of control of the Company, ALOE Finance will be entitled to a termination fee equal to six (6) months’ retainer fees. Any lock-up restrictions Mr. Held has agreed to relating to the sale of stock and options will be released on termination of the consulting agreement. The Company granted Mr. Held DSUs of 12,500 common shares, which have an initial value of $8.00 per DSU. In the event of a change of control or termination of the agreement, except termination for material breach, all unvested equity based compensation will immediately vest and become exercisable. If the agreement is terminated following a change of control or for convenience the equity based compensation will be exercisable until the earlier of (i) the first anniversary of the termination date, and (ii) the natural expiry of the equity based compensation.

Oversight and Description of Director and Named Executive Officer Compensation

Compensation of Directors

Directors of the Company do not receive any compensation for attending meetings of the Board, committees of the Board and shareholders meetings. Other than stock options and DSUs to purchase Common Shares, which are granted to the Company’s directors from time to time, the Company does not have any arrangements pursuant to which directors are remunerated by the Company or any of its subsidiaries for their services in their capacities as directors, consultants or experts.

Compensation of Named Executive Officers

Principles of Executive Compensation

The Company believes in linking an individual’s compensation to his or her performance and contribution as well as to the performance of the Company as a whole. The primary components of the Company’s executive compensation are base salary and option-based awards. The Board believes that the mix between base salary and incentives must be reviewed and tailored to each executive based on their role within the organization as well as their own personal circumstances. The overall goal is to successfully link compensation to the interests of the shareholders. The following principles form the basis of the Company’s executive compensation program:

1.	align interest of executives and shareholders;

2.	attract and motivate executives who are instrumental to the success of the Company and the enhancement of shareholder value;

3.	pay for performance;

4.	ensure compensation methods have the effect of retaining those executives whose performance has enhanced the Company’s long term value; and

5.	connect, if possible, the Company’s employees into principles 1 through 4 above.

The Board is responsible for the Company’s compensation policies and practices. The Board has the responsibility to review and make recommendations concerning the compensation of the directors of the Company and the Named Executive Officers within the constraints of the agreements described under “Employment, Consulting and Management Agreements”. The Board also has the responsibility to make recommendations concerning annual bonuses and grants to eligible persons under the Stock Option Plan. The Board also reviews and approves the hiring of executive officers.

Base Salary

The Board approves the salary ranges for the Named Executive Officers. At the current stage of the Company’s development, salaries have been determined by Board discussion without any formal targeted objectives. Going forward, the base salary review for each Named Executive Officer will be based on assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. Comparative data for the Company’s peer group will also be accumulated from a number of external sources including independent consultants. The Company’s policy for determining salary for executive officers is consistent with the administration of salaries for all other employees.

For the most recently completed financial year, the Company did not award any compensation to a Named Executive Officer or director.

Annual Incentives

Other than as disclosed in Employment, Consulting and Management Agreements, the Company, in its discretion, may award such incentives in order to motivate executives to achieve short-term corporate goals. The Board approves annual incentives.

The success of Named Executive Officers in achieving their individual objectives and their contribution to the Company in reaching its overall goals are factors in the determination of their annual bonus. The Board assesses each Named Executive Officers’ performance on the basis of his or her respective contribution to the achievement of the predetermined corporate objectives, as well as to needs of the Company that arise on a day to day basis. This assessment is used by the Board in developing its recommendations with respect to the determination of annual bonuses for the Named Executive Officers.

Compensation and Measurements of Performance

Other than as disclosed in Employment, Consulting and Management Agreements, it is the intention of the Board to approve targeted amounts of annual incentives for each Named Executive Officer at the beginning of each financial year. The targeted amounts will be determined by the Board based on a number of factors, including comparable compensation of similar companies.

Achieving predetermined individual and/or corporate targets and objectives, as well as general performance in day to day corporate activities, will trigger the award of a bonus payment to the Named Executive Officers. The Named Executive Officers will receive a partial or full incentive payment depending on the number of the predetermined targets met and the Board’s assessment of overall performance. The determination as to whether a target has been met is ultimately made by the Board and the Board reserves the right to make positive or negative adjustments to any bonus payment if they consider them to be appropriate.

Long Term Compensation

The Company currently has no long-term incentive plans, other than stock options and DSUs granted from time to time by the Board under the provisions of the Stock Option Plan and the DSU Plan.

Pension Disclosure

There are no pension plan benefits in place for the Named Executive Officers or the directors of the Company.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth information with respect to all compensation plans of the Company under which equity securities are authorized for issuance as of August 1, 2017 to the date of this Circular:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	326,625 options	10.40	75,701	(1)
	150,000 DSUs	N/A	50,000	(1)
	525,822 warrants	3.37	N/A
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	1,002,447	N/A	N/A

Notes:

(1)	The maximum combined issuance of options and DSU’s as at the date of this Circular 75,701, as they are capped at 10% of the issued and outstanding shares on a combined basis. If additional DSU’s are issued, the number of options available for issuance is reduced.

The following table sets forth information with respect to all compensation plans of the Company under which equity securities are authorized for issuance as of the Company’s most recently completed financial year (December 31, 2016):

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by securityholders	213,500	0.25	1,105,563
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	213,500	0.25	1,105,563

Indebtedness of Directors and Executive Officers

No director or officer of the Company or person who acted in such capacity in the last financial year of the Company, or any other individual who at any time during the most recently completed financial year of the Company was a director of the Company or any associate of the Company, is indebted to the Company, nor is any indebtedness of any such person to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

Interest of Management and Others in Material Transactions

Management of the Company is not aware of a material interest, direct or indirect, of any director or officer of the Company, any proposed nominee for election as a director of the Company, any principal Shareholder, or any associate or affiliate of any such person, in any transaction since the beginning of the Company’s most recently completed financial year ended December 31, 2016 or in any proposed transaction, that has materially affected or could materially affect the Company.

Management Contracts

No management functions of the Company or its subsidiaries are to any substantial degree performed by a person or company other than the directors or executive officers of the Company or its subsidiaries.

CORPORATE GOVERNANCE disclosure

The Company believes that adopting and maintaining appropriate governance practices is fundamental to a well-run company, to the execution of its chosen strategies and to its successful business and financial performance. National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines (the “Governance Guidelines”) of the Canadian Securities Administrators set out a list of non-binding corporate governance guidelines that issuers are encouraged to follow in developing their own corporate governance guidelines. The following disclosure is required by the Governance Guidelines and describes the Company’s approach to governance and outlines the various procedures, policies and practices that the Company and the Board have implemented to address the foregoing requirements.

Board of Directors

The Board is currently composed of five directors. Four (4) of the current directors: Roger Rai, Gary Leong, Victor Neufeld and George Scorsis are “independent” within the meaning of National Instrument 52-110 - Audit Committees (“NI 52-110”). Jonathan Gilbert is not independent as he is an executive officer of the Company. Each of the four proposed nominees are considered “independent”.

Directorships

Certain current and proposed directors of the Company are also directors of other issuers that are reporting issuers (or the equivalent) in Canada or elsewhere. Information as to those other directorships is set out below.

Director	Reporting Issuer
Jonathan Gilbert	None
Victor Neufeld	Aphria Inc., Liberty Health Sciences Inc.
George Scorsis	Liberty Health Sciences Inc.
Renah Persofsky	Aphria Inc.

Director	Reporting Issuer
Rob Reid	None
Roger Rai	Breaking Data Corp. and ThreeD Capital Inc.
Gary Leong	Kalytera Therapeutics Inc.

Orientation and Continuing Education

The Board does not have a formal orientation or education program for its members. The Board’s continuing education is typically derived from information provided by the Company’s legal counsel on recent developments in relevant corporate and securities’ law matters. Additionally, historically Board members have been nominated who are familiar with the Company and the nature of its business.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, as some of the directors of the Company also serve as directors and officers of other companies engaged in similar business activities, directors must comply with the conflict of interest provisions of the Business Corporations Act (Ontario), as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest.

Any interested director would be required to declare the nature and extent of his interest and would not be entitled to vote at meetings of directors which evoke such a conflict.

Nomination of Directors

The recruitment of new directors has generally resulted from recommendations made by directors and shareholders. The Company does not have a nominating committee. Prior to standing for election, new nominees to the Board are reviewed by the entire Board.

Compensation

All matters related to compensation of directors and officer of the Company are the responsibility of the Compensation Committee. The Compensation Committee follows the Compensation Committee Charter and periodically reviews the compensation paid to directors and the Chief Executive Officer, based on such factors as time commitment and directors’ fees paid by similar companies.

In addition to compensation of directors and officers, the Compensation Committee’s role includes establishing a plan of succession, continuity and development of senior management of the Company.

Other Board Committees

The Company has no other committees other than the audit committee and the compensation committee.

Assessments

Currently the Board takes responsibility for monitoring and assessing its effectiveness as a whole, and the performance of its committees and individual directors, including reviewing the Board’s decision-making processes and the quality of information provided by management, and among other things:

●	overseeing strategic planning;

●	monitoring the performance of the Company’s assets;

●	evaluating the principal risks and opportunities associated with the Company’s business and overseeing the implementation of appropriate systems to manage these risks;

●	approving specific acquisitions and divestitures;

●	evaluating senior management; and

●	overseeing the Company’s internal control and management information systems.

APPOINTMENT OF AUDITOR

MNP LLP, Chartered Accountants were first appointed as the auditors of the Company on October 5, 2016.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Financial information is provided in the Company’s audited annual financial statements and management’s discussion and analysis as at and for the year ended December 31, 2016.

directors’ approval

The directors of the Company have approved the contents and the sending of this Circular.

By Order of the Board of Directors

/s/ “Jonathan Gilbert”
Jonathan Gilbert
Chief Executive Officer, Director

SCHEDULE “A”

DEFERRED SHARE UNIT PLAN

Article One
DEFINITIONS AND INTERPRETATION

1.1	Definitions: For the purposes of this Plan, unless such word or term is otherwise defined herein or the context in which such word or term is used herein otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the following meanings:

“Affiliate” means any entity that is an affiliate of the Company as defined in National Instrument 45-106 – Prospectus Exemptions, as may be amended from time to time;

“Associate” where used to indicate a relationship with any person or company, is as defined in the Securities Act (Ontario), as may be amended from time to time;

“Blackout Period” means any period imposed by the Company pursuant to its disclosure, confidentiality and trading policy or otherwise, during which its officers, directors, employees and Insiders may be restricted from trading in securities of the Company;

“Board” means the board of directors of the Company;

“Change of Control” means the occurrence of any one or more of the following events:

(a)	a consolidation, merger, amalgamation, arrangement or other reorganization or acquisition involving the Company or any of its Affiliates and another company or other entity, as a result of which the holders of Common Shares prior to the completion of the transaction hold less than 50% of the outstanding shares of the successor company after completion of the transaction;

(b)	the sale, lease, exchange or other disposition, in a single transaction or a series of related transactions, of assets, rights or properties of the Company and/or any of its Affiliates which have an aggregate book value greater than 50% of the book value of the assets, rights and properties of the Company and its Affiliates on a consolidated basis to any other person or entity, other than a disposition to a wholly-owned Affiliate in the course of a reorganization of the assets of the Company and its Affiliates;

(c)	a resolution is adopted to wind-up, dissolve or liquidate the Company;

(d)	any person, entity or group of persons or entities acting jointly or in concert (an “Acquirer”) acquires or acquires control (including, without limitation, the right to vote or direct the voting) of Voting Securities which, when added to the Voting Securities owned of record or beneficially by the Acquirer or which the Acquirer has the right to vote or in respect of which the Acquirer has the right to direct the voting, would entitle the Acquirer and/or Associates and/or Affiliates of the Acquirer to cast or to direct the casting of 50% or more of the votes attached to all of the Company’s outstanding Voting Securities which may be cast to elect directors of the Company or the successor Company (regardless of whether a meeting has been called to elect directors);

(e)	as a result of or in connection with: (A) a contested election of directors, or (B) a consolidation, merger, amalgamation, arrangement or other reorganization or acquisitions involving the Company or any of its Affiliates and another company or other entity, the nominees named in the most recent Management Information Circular of the Company for election to the Board shall not constitute a majority of the Board; or

(f)	the Board adopts a resolution to the effect that a Change of Control as defined herein has occurred or is imminent.

For the purposes of the foregoing, “Voting Securities” means Common Shares and any other shares entitled to vote for the election of directors and shall include any security, whether or not issued by the Company, which are not shares entitled to vote for the election of directors but are convertible into or exchangeable for shares which are entitled to vote for the election of directors including any options or rights to purchase such shares or securities;

“Committee” means the Board or, if the Board so determines in accordance with Section 2.3 of the Plan, a committee of the Board authorized to administer the Plan;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Common Shares” means the common shares of the Company;

“Company” means Scythian Biosciences Corp., a company existing under the Business Corporations Act (Ontario), and includes any successor, Affiliate or Associate thereof;

“Deferred Share Unit” means the agreement by the Company to pay, and the right of the Participant to receive, a DSU Payment for each Deferred Share Unit held, evidenced by way of book-keeping entry in the books of the Company and administered pursuant to this Plan;

“Director” means a member of the Board from time to time;

“DSU Grant Date” means the date of grant of Deferred Share Units as recommended by the Committee and confirmed by the Board from time to time;

“DSU Grant Letter” has the meaning ascribed thereto in Section 3.3;

“DSU Payment” means, subject to any adjustment in accordance with Section 5.6, the issuance to a Participant of one previously unissued Common Share or cash equivalent for each whole vested Deferred Share Unit credited to such Participant as determined by the Board/Committee in its sole discretion;

“Eligible Director” means a person who is a Director or a member of the board of directors of any Affiliate of the Company and who, at the relevant time, is not otherwise an employee or a consultant of the Company or of any Affiliate, and such person shall continue to be an Eligible Director for so long as such person continues to be a member of such board(s) of directors and is not otherwise an employee or a consultant of the Company or of any Affiliate;

“Eligible Employees” means the full-time employees and officers of the Company or of any Affiliate or Associate;

“Insider” means: (i) an insider as defined in the Securities Act (Ontario), as may be amended from time to time, other than a person who is an Insider solely by virtue of being a director or senior officer of an Affiliate; and (ii) an Associate of any person who is an insider by virtue of (i);

“Investor Relations Activities” means any activities, by or on behalf of the Company or a shareholder of the Company, that promote or could reasonably be expected to promote the sale of the securities of the Company;

“Market Value” means the last closing price of the Common Shares on the TSXV immediately prior to the date as at which Market Value is determined. If the Common Shares are not trading on the TSXV, then the Market Value shall be determined based on the last closing price of the Common Shares on such stock exchange or over-the-counter market on which the Common Shares are listed and posted for trading as may be selected for such purpose by the Committee on the date as of which Market Value is determined. In the event that the Common Shares are not listed and posted for trading on any stock exchange or over-the-counter market, the Market Value shall be the fair market value of such Common Shares as determined by the Committee in its sole discretion;

“Participant” means each Eligible Director or Eligible Employee to whom Deferred Share Units are granted hereunder;

“Plan” means this Deferred Share Unit Plan, as the same may be amended from time to time;

“Retirement Date” means the date on which a Participant ceases to be an Eligible Employee after attaining a stipulated age in accordance with the normal retirement policy of the Company or upon mutual agreement of the Company and the Participant;

“Section 409A” means Section 409A of the Code and the Treasury Regulations promulgated thereunder as in effect from time to time;

“Termination Date” means (a) the actual date of termination of (i) the office of the Participant, (ii) the employment of the Participant or (iii) the directorship of the Participant, as applicable, and does not include any period during which the Participant is in receipt of or is eligible to receive any statutory, contractual or common law notice or compensation in lieu thereof or severance payments following the actual date of termination or resignation, (b) the date of the death of the Participant, (c) the date determined by the Committee and which date shall be within 60 days following the date on which the Participant is determined to be totally disabled and terminated from employment or removed from the Board or (d) the Retirement Date. Notwithstanding the above, with respect to U.S. Participants, “Termination Date” shall mean the earlier of (i) “separation from service” within the meaning of Section 409A of the Code or (ii) the date of death of the Participant;

“TSXV” means TSX Venture Exchange; and

“U.S. Participant” means a Participant who, at any time during the period from the date Deferred Share Units are granted to the Participant to the date in which payment is made with respect to such Deferred Share Units, is subject to income taxation in the United States on the income received for his or her services to the Company and who is not otherwise exempt from U.S. income taxation under the relevant provisions of the Code or the Canada-U.S. Income Tax Convention, as amended from time to time.

“year” means a calendar year unless otherwise specified.

1.2	Headings: The headings of all articles, sections, and paragraphs in the Plan are inserted for convenience of reference only and shall not affect the construction or interpretation of the Plan.

1.3	Context, Construction: Whenever the singular or masculine are used in the Plan, the same shall be construed as being the plural or feminine or neuter or vice versa where the context so requires.

1.4	References to this Deferred Share Unit Plan: The words “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions mean or refer to this Plan as a whole and not to any particular article, section, paragraph or other part hereof.

1.5	Canadian Funds: Unless otherwise specifically provided, all references to dollar amounts in the Plan are references to Canadian dollars.

Article Two
PURPOSE AND ADMINISTRATION OF THE DEFERRED SHARE UNIT PLAN

2.1	Purpose of the Deferred Share Unit Plan: The purpose of this Plan is to strengthen the alignment of interests between the Eligible Directors, Eligible Employees and the shareholders of the Company by linking a portion of annual compensation, as determined by the Committee from time to time, to the future value of the Common Shares. In addition, the Plan has been adopted for the purpose of advancing the interests of the Company through the motivation, attraction and retention of directors and employees of the Company and its Affiliates, it being generally recognized that the Plan aids in attracting, retaining and encouraging director and employee commitment and performance due to the opportunity offered to them to receive compensation in line with the value of the Common Shares.

2.2	Administration of the Deferred Share Unit Plan: Subject to regulatory requirements, the Plan shall be administered by the Committee and the Committee shall have full discretionary authority to administer the Plan including the authority to interpret and construe any provision of the Plan and to adopt, amend and rescind such rules and regulations for administering the Plan as the Committee may deem necessary in order to comply with the requirements of the Plan. All actions taken and all interpretations and determinations made by the Committee in good faith shall be final and conclusive and shall be binding on the Participants and the Company. No member of the Committee shall be personally liable for any action taken or determination or interpretation made in good faith in connection with the Plan and all members of the Committee shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Company with respect to any such action taken or determination or interpretation made in good faith. The appropriate officers of the Company are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of the Plan and of the rules and regulations established for administering the Plan. All costs incurred in connection with the Plan shall be for the account of the Company.

2.3	Delegation to Committee: All of the powers exercisable hereunder by the Directors may, to the extent permitted by applicable law and as determined by resolution of the Directors, be exercised by a committee of the Board comprised of not less than three (3) Directors.

2.4	Record Keeping: The Company shall maintain a register in which shall be recorded:

(a)	the name and address of each Participant in the Plan;

(b)	the number of Deferred Share Units granted to each Participant under the Plan;

(c)	the number of Deferred Share Units credited to a Participant pursuant to Section 3.4 hereof;

(d)	the date on which Deferred Share Units were granted or credited to a Participant; and

(e)	the date of DSU Payment.

2.5	Determination of Participants and Participation: The Committee shall from time to time determine the persons who may participate in the Plan. The Committee shall from time to time determine the Participants to whom Deferred Share Units shall be granted and the provisions and restrictions with respect to such grant, all such determinations to be made in accordance with the terms and conditions of the Plan, and the Committee may take into consideration the present and potential contributions of and the services rendered by the particular Participant to the success of the Company and any other factors which the Committee deems appropriate and relevant. In the case of Deferred Share Units granted to Eligible Employees, the Committee will ensure and confirm that the Participant is a bona fide Eligible Employee.

Article Three

DEFERRED SHARE UNIT PLAN

3.1	Deferred Share Unit Plan: A Deferred Share Unit Plan is established for Eligible Directors and Eligible Employees.

3.2	Grant of Deferred Share Units: Subject to the terms of this Plan and the compensation policies of the Company, a number of Deferred Share Units shall be granted to each Eligible Director or Eligible Employee on each DSU Grant Date, which number shall be calculated by reference to (i) the dollar amount of the Eligible Director’s or Eligible Employee’s remuneration as determined by the Committee for the upcoming year or portion of the year following the applicable DSU Grant Date that will be satisfied by such Deferred Share Units, (which determination shall be made in a manner compliant with Section 409A for U.S. Participants), and (iii) the Market Value of the Common Shares on the relevant DSU Grant Date. The Committee may, subject to applicable securities laws, also make additional determinations from time to time with respect to the number of Deferred Share Units to be granted, and the DSU Grant Date of Deferred Share Units to new Eligible Directors appointed from time to time or new Eligible Employees hired from time to time. On each DSU Grant Date, the number of Deferred Share Units so determined by the Committee shall be granted by the Company to such Eligible Director or Eligible Employee without any further action being required by the Committee or such Eligible Director.

Notwithstanding any of the foregoing, the Committee shall have the authority, subject to applicable securities laws and TSXV policies, to make any special grant of Deferred Share Units to Eligible Directors or Eligible Employees, in such numbers, and at any time as the Committee will deem appropriate.

3.3	Deferred Share Unit Letter: Each grant of Deferred Share Units under the Plan shall be evidenced by a letter of the Company, in the form attached as Appendix A hereto, signed in acknowledgement by the Participant (a “DSU Grant Letter”). Such Deferred Share Units shall be subject to all applicable terms and conditions of the Plan and may be subject to any other terms and conditions which are not inconsistent with the Plan and which the Committee deems appropriate for inclusion in a DSU Grant Letter. The provisions of the various DSU Grant Letters entered into under the Plan need not be identical, and may vary from Participant to Participant.

3.4	Dividends: In the event that a dividend (other than stock dividend) is declared and paid by the Company on Common Shares, a Participant will be credited with additional Deferred Share Units. The number of such additional Deferred Share Units will be calculated by dividing (i) the total amount of the dividends that would have been paid to the Participant if the Deferred Share Units outstanding in the Participant’s account on the dividend record date had been outstanding Common Shares (and the Participant held no other Common Shares), by (ii) the Market Value of a Common Share on the date on which such dividends were paid.

3.5	Payment Obligations with Respect to Deferred Share Units:

(a)	Upon the Termination Date for each Participant, and subject to Section 4.1 the Company shall (i) issue to such Participant one previously unissued Common Share for each vested outstanding Deferred Share Unit held by such Participant on the Termination Date, or (ii) subject to the discretion of the Committee, an amount in cash equivalent to the number of outstanding Deferred Share Units held by such Participant multiplied by the Market Value on the Termination Date, for such Participant. In the event the Company decides to satisfy its payment obligation with respect to Deferred Share Units held by such Participant on the Termination Date in cash, subject to the provisions of the Plan, the Company shall make, within sixty (60) Business Days after the Termination Date a cash payment, less applicable statutory source deductions, to the Participant.

(b)	Fractional Deferred Share Units shall be cancelled.

(c)	Where Deferred Share Units have been granted to a Participant with reference to his or her remuneration for a year, in the event such Participant resigns or is otherwise no longer an Eligible Director or an Eligible Employee, as the case may be, during such year, such Deferred Share Units will only partially vest and the Participant will only be entitled to a pro-rated DSU Payment in respect of such Deferred Share Units based on the number of days such year that the Participant was an Eligible Director or Eligible Employee in such year.

3.6	Maximum Number of Shares:

(a)	Subject to adjustment as provided in Section 5.5 hereof, the maximum aggregate number of Common Shares that may be issued under the Plan shall be limited to 10.0% of the aggregate number of issued and outstanding Common Shares, less the number of Common Shares issuable pursuant to all other security based compensation plans, including the Company’s stock option plan.

(b)	For purposes of this Section 3.6, the number of Common Shares covered by a Deferred Share Unit grant shall be counted on the DSU Grant Date against the aggregate number of Common Shares available under the Plan, and the number of Common Shares that shall be counted against the Plan shall be equal to the number of Common Shares the Participant would be entitled to receive under Section 3.5 hereof, if the corresponding DSU Payment was made on the DSU Grant Date.

(c)	The aggregate number of Common Shares issuable to all Participants retained to provide Investor Relations Activities pursuant to this Plan (when combined with any other security-based compensation plans, including the Company’s incentive stock option plan) shall not exceed 2% of the issued and outstanding Common Shares in any 12 month period, calculated at the DSU Grant Date.

(d)	Unless the Company has received disinterested shareholder approval to do so, the number of Common Shares Issuable to Insiders , at any time, under all security based compensation plans, shall not exceed 10.0% of the issued and outstanding Common Shares.

(e)	Unless the Company has received disinterested shareholder approval to do so the number of Common Shares issued to Insiders, within any one year period, under all security based compensation plan, shall not exceed 10.0% of the issued and outstanding Common Shares.

(f)	For purposes of this Section 3.6, the number of Common Shares then outstanding shall mean the number of Common Shares outstanding on a non-diluted basis immediately prior to the proposed grant of the applicable Deferred Share Units.

3.7	Change of Control: If there is a Change of Control that results in the termination of a Participant’s employment without cause, all Deferred Share Units credited to such Participant shall immediately vest on the date of such Change of Control notwithstanding any stated vesting period and shall be settled following such termination in accordance with Section 3.5. In any event, upon a Change of Control, Participants shall not be treated any more favourably than shareholders of the Company with respect to the consideration that the Participants would be entitled to receive for their Common Shares.

3.8	Necessary Approvals: The Plan shall be subject to the approval of the shareholders of the Company to be given by a resolution passed at a meeting of the shareholders of the Company and acceptance by the TSXV or any regulatory authority or stock exchange having jurisdiction over the Company.

3.9	Blackout Period: If the date on which the Company shall issue Common Shares to the Participant in accordance with Section 3.5 occurs during a Blackout Period applicable to the Participant, the Company shall issue or deliver such Common Shares to the Participant on or as soon as practicable after the 10th trading day following the end of the Blackout Period.

3.10	Section 409A: It is intended that the provisions of the Plan comply with Section 409A with respect to U.S. Participants, and all provisions of the Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A. Notwithstanding anything in the Plan to the contrary, the following will apply with respect to the rights and benefits of U.S. Participants under the Plan:

(a)	Except as permitted under Section 409A, any deferred compensation (within the meaning of Section 409A) payable to or for the benefit of a U.S. Participant may not be reduced by, or offset against, any amount owing by the U.S. Participant to the Company or any of its Affiliates.

(b)	If a U.S. Participant becomes entitled to receive payment in respect of any Deferred Share Units as a result of his or her “separation from service” (within the meaning of Section 409A) and the U.S. Participant is a “specified employee” (within the meaning of Section 409A) at the time of his or her separation from service, and the Committee makes a good faith determination that (i) all or a portion of the Deferred Share Units constitute “deferred compensation” (within the meaning of Section 409A) and (ii) any such deferred compensation that would otherwise be payable during the six-month period following such separation from service is required to be delayed pursuant to the six-month delay rule set forth in Section 409A in order to avoid taxes or penalties under Section 409A, then payment of such “deferred compensation” shall not be made to the U.S. Participant before the date which is six months after the date of his or her separation from service (and shall be paid in a single lump sum on the first day of the seventh month following the date of such separation from service) or, if earlier, the U.S. Participant’s date of death.

(c)	A U.S. Participant’s status as a specified employee shall be determined by the Company as required by Section 409A on a basis consistent with the regulations under Section 409A and such basis for determination will be consistently applied to all plans, programs, contracts, agreements, etc. maintained by the Company that are subject to Section 409A.

(d)	Each U.S. Participant, any beneficiary or the U.S. Participant’s estate, as the case may be, is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or for the account of such U.S. Participant in connection with the Plan (including any taxes and penalties under Section 409A), and neither the Company nor any Affiliate shall have any obligation to indemnify or otherwise hold such U.S. Participant or beneficiary or the U.S. Participant’s estate harmless from any or all of such taxes or penalties.

(e)	In the event that the Committee determines that any amounts payable hereunder will be taxable to a U.S. Participant prior to payment to such U.S. Participant of such amount, the Company may (i) adopt such amendments to the Plan and Deferred Share Units and appropriate policies and procedures, including amendments and policies with retroactive effect, that the Committee determines necessary or appropriate to preserve the intended tax treatment of the benefits provided by the Plan and Deferred Share Units hereunder and/or (ii) take such other actions as the Committee determines necessary or appropriate to avoid or limit the imposition of an additional tax under Section 409A.

Article Four
WITHHOLDING TAXES

4.1	Withholding Taxes: The Company or any of its Affiliates may take such steps as are considered necessary or appropriate for the withholding of any taxes which the Company or any of its Affiliates are required to withhold by any law or regulation of any governmental authority whatsoever, and, without limiting the generality of the foregoing, may effect such withholding through (i) the withholding of all or any portion of any payment due to the applicable Participant; (ii) the withholding and sale, for and on behalf of the applicable Participant, of the minimum number of Common Shares to be issued under the Plan sufficient to satisfy such withholding obligation of the Company’s or the Affiliate; (iii) withholding of all or any portion of any issuance of Common Shares to be made to the Participant, until such time as the Participant has paid the Company or its Affiliates any amount which the Company and its Affiliates are required to withhold with respect to such taxes.

Article Five

GENERAL

5.1	Effective Time of Deferred Share Unit Plan: The Plan shall remain in effect until it is terminated by the Committee.

5.2	Suspension of the Deferred Share Unit Plan: Subject to Section 5.2(2), the Committee may, at any time, and from time to time, and without shareholder approval, amend any provision of the Plan, subject to any regulatory or stock exchange requirement at the time of such amendment, including without limitation:

(1)	amendments to the termination provisions of Section 5.3; amendments necessary or advisable because of any change in applicable securities laws; amendments to Section 2.2 relating to the administration of the Plan; any other amendment, fundamental or otherwise, not requiring shareholder approval under applicable laws or rules of the TSXV, including amendments of a “clerical” or “housekeeping” nature;

(2)	any amendment shall not alter the terms or conditions of any Deferred Share Unit or impair any right of any holder of Deferred Share Units pursuant to any Deferred Share Unit grant prior to such amendment; and

(3)	no amendment shall be made which prevents the Plan from continuously meeting the requirements of paragraph 6801(d) of the Income Tax Regulations (Canada) or any successor provision thereto.

5.3	Plan Termination.

The Committee may decide to discontinue granting awards under the Plan at any time in which case no further Deferred Share Units shall be awarded or credited under Section 3.2 of the Plan. Any Deferred Share Units which remain outstanding in a Participant’s account at that time shall continue to be dealt with according to the terms of the Plan. For greater certainty, dividend equivalents shall continue to be awarded, as appropriate, in respect of such outstanding Deferred Share Units pursuant to Section 3.4 of the Plan. The Plan shall terminate when all payments owing pursuant to Section 3.5 of the Plan have been made and all Deferred Share Units have been cancelled in all Participants’ accounts.

5.4	General Restrictions and Assignment: Except as required by law, the rights of a Participant under the Plan are not capable of being anticipated, assigned, transferred, alienated, sold, encumbered, pledged, mortgaged or charged and are not capable of being subject to attachment or legal process for the payment of any debts or obligations of the Participant.

5.5	Rights as a Shareholder, Employee or Director: Under no circumstances shall Deferred Share Units be considered Common Shares nor shall they entitle any Participant to exercise voting rights or any other rights attaching to the ownership of Common Shares nor shall any Participant be considered the owner of Common Shares by virtue of the award of Deferred Share Units. Nothing in the Plan shall confer on any Eligible Director the right to continue as a Director of the Company or as a director of any Affiliate of the Company or interfere with the right to remove such director, nor shall the Plan confer on any Eligible Employee the right to continuous employment with the Company or any Affiliate of the Company.

5.6	Adjustment in Number of Shares underlying the Deferred Share Units: In the event there is any change in the Common Shares, whether by reason of a stock dividend, stock split, consolidation, subdivision, reclassification or otherwise, an appropriate adjustment shall be made by the Committee in the number of Common Shares subject to or underlying any Deferred Share Units. If the foregoing adjustment shall result in a fractional Common Share, the fraction shall be disregarded. All such adjustments shall be conclusive, final and binding for all purposes of the Plan.

5.7	No Representation or Warranty: The Company makes no representation or warranty as to the future market value of any Common Shares issued in accordance with the provisions of the Plan and no amount or benefit will be granted for the purposes of reducing the impact, in whole or in part, of any reduction in the fair market value of the Common Shares.

5.8	Compliance with Applicable Law: If any provision of the Plan or any Deferred Share Unit contravenes any law or any order, policy, by-law or regulation of any regulatory body having jurisdiction, then such provision shall be deemed to be amended to the extent necessary to bring such provision into compliance therewith.

5.9	Plan Funding: The Plan will be unfunded.

5.10	Participant Payments: Notwithstanding anything to the contrary in this Plan, all payments to be made to a Participant in cash pursuant to Section 3.5 shall be made following the Participant’s Termination Date and before December 31st of the calendar year following the year in which the Participant’s Termination Date occurs.

5.11	Interpretation: This Plan shall be governed by and construed in accordance with the laws in force in the Province of Ontario and the federal laws of Canada applicable therein.

Appendix A
DEFERRED SHARE UNIT GRANT LETTER

This Deferred Share Unit grant letter is entered into between Scythian Biosciences Corp. (the “Company”) and the Participant named below pursuant to the Company’s deferred share unit plan (the “Plan”), a copy of which is incorporated by reference herein, and confirms the following Deferred Share Unit grant on the terms set out below and as further set out in the Plan:

Participant:

Address of Participant:

Deferred Share Unit Grant:

Grant Date:

Vesting:

Conditions, Restrictions, Performance, Objectives and/or Limitations, if any:

By receiving and accepting the Deferred Share Unit award, the Participant:

1.	Confirms that he or she has read and understands the Plan and agrees to the terms and conditions of the Plan and this Deferred Share Unit grant letter; and

2.	Consents to the collection, use and disclosure of personal information of the Participant by the TSXV and all other regulatory authorities in accordance with their requirements, from time to time.

All capitalized terms used herein but not otherwise defined shall have the meaning given to them in the Plan.

Effective as of the _________ day of ___________ 20___.

SCYTHIAN BIOSCIENCES CORP.

By:
Authorized Signing Officer

If Participant is an individual:

Witness	Name of Individual Participant: